

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

Re: Jianzhi Education Technology Group Co Ltd
Amended Draft Registration Statement on Form F-1
Submitted April 30, 2021
CIK No. 0001852440

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 1 and re-issue in part. Please revise the summary to state that investors will have ownership in a holding company that does not directly own all of its operations in China.

Corporate History and Structure, page 6

2. Please include a complete post-offering organizational chart or alternatively provide narrative disclosure to explain that the subsidiaries of Jianzhi Education Technology Group Company Limited (Cayman Islands) will remain the same post-offering, if true.

Our collaborative relationships with Tianyi Video, page 19

3. We note your revised disclosure in response to prior comment 5. Please further revise to clarify whether and, if so, to what extent, your cooperation with Tianyi Video enabled you to develop the technology to launch your app. Your current disclosure is unclear as to whether you licensed or shared, or otherwise collaborated with Tianyi in the development of technology later used to launch your app. Please clarify.

4. We note your response to prior comment 6. If true, please revise to state, as disclosed in your initial submission, that all educational content placed on the Tianyi platform was made available at no cost during the pandemic.

Continued Collaboration with Third Parties, page 68

5. Please revise to clarify the amount of your revenues, if material, that is attributable to third-party content.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 76

6. We note the revised disclosure in response to prior comment 15 regarding the change in net cash provided by operating activities between 2020 and 2019. It appears your disclosure consists of the numerical change between periods in the amount of the line items presented on the statement of cash flows rather than a comparative analysis of why net cash of operating activities changed. Please note that reference to net income, prepared on the accrual basis of accounting, and working capital items may not provide a sufficient basis to understand how and why actual operating cash varied without discussion of the factors underlying the cited items that impacted cash. Also, it is not clear how the reference to the noncash item for amortization of educational content impacts cash. Please refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance on preparing your analysis and revise your disclosure as appropriate.

7. We note the added disclosure regarding the difference between net cash provided by operating activities of the VIE and the consolidated entity. Your analysis should consist of more than the numerical difference between like line items and not rely on noncash items. Additionally, your analysis should consider qualitative factors as to why the VIE contributed much less than the rest of the consolidated entity, particularly given it appears the assets and revenue of the VIE are a large proportion of the respective amounts of the consolidated entity. In doing so, please consider discussing how the operations between the VIE and the rest of the consolidated entity differ such that there is a large disparity between them in contributing to the operating cash flows of the entire consolidated entity. For example, discuss the extent the nature or magnitude of the respective operations impact operating cash.

Established and Integrated Omni-channel Sales, page 97

8.   We note your response to prior comment 21. Please also disclose your fee structure, clarifying, as necessary, how the size of the student population and anticipated frequency of use affects pricing. In addition, please tell us if your contracts are with individual universities or libraries or with university and library systems. If the latter, please confirm that the loss of any system would not have a material effect on your operations. In this regard, separately disclose the percentage of revenues attributable to public universities and those attributable to public libraries, if material.

Sales and Marketing, page 105

9.   Clarify whether any of these measures are key performance indicators that management uses to evaluate their business and, if so, include a discussion for each period provided in the management's discussion and analysis section.

Notes to the Consolidated Financial Statements
Note 1 - Organization and Business Description, page F-9

10.   We note the revised amounts for the operating, investing and financing cash flows of the VIE presented on page F-14 from your prior document filed on March 26, 2021. Please explain to us the reason for the revisions.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-3797 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Steve Lin